Exhibit 4.31

Active Chairman Agreement

This Active Chairman Agreement (“Agreement”), is made effective as of April 19, 2020 (“Effective Date”) by and between:

P.V. Nano Cell Ltd., Israeli Company Number 514287093, with its head office located at 8 HaMasger Street, Migdal Haemek, POB 236, 23100, Israel (the “PVN”); and

Exoro Ltd, Israeli Company Number 516151875 with its head office located at 17 Arvei Nachal, Maccabim-Reut, Israel, a company fully owned by Dov Farkash (the “Company”).

(Each a “Party” and together the “Parties”)

WHEREAS	PVN wishes to retain the Company and its principal Dov Farkash (“Dov”) in order to provide PVN with certain services as described in the attached Appendix A and the Company and Dov agrees to provide Services (as defined below) as an independent contractor.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree and covenant as follows:

1.	Active Chairman Agreement

1.1	The preamble hereto and the schedules attached hereto form integral and binding parts of this Agreement.

1.2	PVN wishes to retain the Company in order to provide the services described in Appendix A of this Agreement (the “Services”) to be provided solely by Dov as described in section 1.4, effective as of April 19, 2020 (the “Effective Date”), and during the Term (as defined below) of this Agreement, and the Company agrees to provide these Services. The scope of Services may be updated from time to time as mutually agreed between the Parties.

1.3	The Company and Dov shall report directly to the Board of Directors (“BoD) of PVN.

1.4	The Company will provide the Services solely via Dov in the position of an Active Chairman of the BoD, and may not assign or sub-contract the performance of the Services to any third party, without the prior written consent of PVN.

1.5	PVN shall sign an indemnification and exemption agreement with Dov and will include Dov in PVN’s D&O Insurance no later than 3 business days after the Effective Date of this agreement.

1.6	Dov, will dedicate his best experience, talent, expertise and knowledge for the provision of the Services, and will perform the Services in a loyal, conscientious and dedicated manner, and in accordance with the PVN’s policies as may be in effect from time to time and with reasonable instructions of the PVN’s BoD.

During the Term of this Agreement, neither the Company, nor Dov shall engage in any activity, commercial or otherwise, if such activity can reasonably be expected to create or assist in creating a conflict of availability or a conflict of interest or competition with PVN.

1.7	The Company confirms that neither it, nor Dov bring or were required to bring to PVN any proprietary materials of third parties, and that the Company and Dov are under no restrictions regarding the rendering of the Services to PVN and the execution of this Agreement.

1.8	The Company act as an independent contractor. The Services are provided to PVN by the Company, via Dov, on an independent contractor basis, absent of an employment relationship between PVN, the Company and/or Dov, based on the Company’s, specific request. The Company declares that it is aware of all the financial consequences resulting from the Company’s engagement as an independent contractor. The Company shall be solely responsible for Dov and his performance under this Agreement and shall bear and timely make payments of his salary, social rights and any other rights he is entitled to under any applicable law including any deductions and allocations. The Parties do not intend, and this Agreement and the performance of the Services hereunder shall not be construed, to give effect to employment, partnership, joint venture or agency relations between the Parties and/or between PVN and Dov. The Company undertakes not to present any claims against the PVN in that regard.

1.9	The Company hereby confirms that: (i) it is a certified Company, duly registered under the tax and employment laws applicable to Company; and (ii) it files all necessary reports with the applicable tax authorities and national security authorities as an independent contractor, and makes all due payments. Without derogating from the above, it shall be the sole and exclusive responsibility of the Company to make the necessary contributions and/or compulsory payments to the applicable tax and other government authorities and/or private funds and insurance companies, all in accordance with applicable laws.

1.10	The Company undertakes to maintain a proper set of accounting books as required by applicable law and to open and/or maintain a file with the applicable tax and other governmental authorities. The Company is exclusively responsible for filing any reports with said authorities, which are required to be filed in connection with and arising out of the Services rendered by the Company under this Agreement.

1.11	Should the Company or any other party on its behalf present any claim against PVN, based upon allegation of employee-employer relations, the Company will indemnify and hold PVN harmless for and against such claims, and PVN may offset any consideration it may owe to the Company against such indemnification sums. Furthermore, the Company agrees that if a claim is filed by it or by Dov or by any of its Representatives or any third party on the Company’s behalf against PVN based on alleged employee-employer relations, and a competent court of law rules that the Company or Dov were employed by the Company, then: (i) the monthly gross salary due will be calculated as 60% of the monthly Consulting Fee (as per Section 2.1 below), (ii) the Company shall refund to PVN all sums previously paid by PVN in excess of such gross salary, and (iii) PVN shall use the refund amounts towards satisfaction of employer’s obligations arising from the aforesaid court-recognized employee-employer relations.

1.12	The Services performed hereunder are “work for hire”, and the Company or Dov or its Representatives shall have no rights or title in such Services, or any part thereof or any of its products or results, and PVN shall own all rights to such work in its name or otherwise, including copyrights, patents, trademarks and other lights.

1.13	The Company or Dov are not allowed to obligate and/or bind PVN in any way and/or create any commitments on the PVN’s behalf, except as required for the performance of the Services and as authorized by the BoD of PVN.

1.14	The Company and Dov shall perform the Services according to all applicable laws, rules and regulations. Without derogating from the above said, the Company and Dov specifically warrants that it shall comply with all applicable rules and regulations concerning the prevention of corruption, money laundering and terrorism, and in accordance thereto.

1.15	PVN and its CEO hereby confirms that they are authorized to commit to this agreement and all its related obligations and there are no legal nor other matters that prevents them from undertaking this agreement.

1.16	PVN will indemnify and hold Company and Dov harmless for and against any claims that arise from entering this agreement subject to the agreement defined in article 1.5.

2.	Remuneration

2.1	Fee: In consideration of the Services to be provided by the Company and in consideration of the Company’s other obligations hereunder, PVN will pay the Company a gross monthly consulting fee in the amount set out in Appendix A attached hereto (the “Consulting Fee”).

2.2	Options: PVN BoD will grant the Principle options to purchase Ordinary Shares of PVN in the amount and terms set out in Appendix A attached hereto (“Options”).

Such Options grant shall be subject to the provisions of the Israeli Income Ordinance or any other applicable law. The Options, when granted, shall be subject to the terms and provisions of PVN’s 2010 Option Plan and the provisions of a respective share option agreement to be executed between PVN and the Principle. Other terms and conditions of such Options shall be determined by the Board, in its sole discretion.

The Principle shall bear all taxes and other compulsory payments associated with the Options. In the event of termination of this Agreement for any reason, any unvested Options shall expire immediately.

2.3	Expenses: In addition to the Consulting Fee, the Company shall be reimbursed for certain Service-related out of pocket expenditures incurred by it in connection with the performance of the Services, subject to prior written approval of the Company and in accordance with the Company’s expense return policy as described in Appendix A. All other expenses and costs of the Company and Dov arising from or related to the provision of the Services will be borne and paid by the Company.

2.4	At the end of each calendar month or at the beginning of the following one, the Company will submit an Invoice with the Consulting Fee due, to be verified by PVN. VAT will be added at the rate applicable at the time of each payment. PVN will pay the monthly verified Invoice for the previous month until the 9th of each month. PVN shall withhold any required withholding tax from any remuneration payable to the Company according to applicable laws or according to a specific tax withholding approval provided by the Company, if provided.

2.5	The Company shall bear, be responsible for, and shall indemnify and hold the PVN harmless from, all payments required to be made to the tax authorities, National Insurance Institute, health and life insurance and any other obligatory payments related to the provision of the Services hereunder or to the remuneration provided in connection therewith.

2.6	The Parties confirm that the remuneration detailed in this Section 2 above is the full and exclusive remuneration due to the Company for the Services hereunder, and constitute the total cost to PVN.

3.	Secrecy and other Intellectual Property Issues

3.1	The Company and Dov undertakes to execute, perform and abide by the Secrecy, Intellectual Property and Non-Compete Undertakings as attached hereto as Appendix B, and shall cause its Representatives to countersign, perform and abide by the terms therein.

4.	Term & Termination

4.1	This Agreement is made for period of four months with PVN’s right to renew for additional nine months and may be terminated by either party upon a 45 days prior written notice to the other party.

4.2	In addition, each party shall have a right to terminate this Agreement immediately - if termination is made for Cause. The term “Cause” in this Agreement shall be defined as any of the following events or acts of PVN, the Company or Dov: (a) a material breach of this Agreement which has not been remedied within 14 days of written notice, (b) breach of confidence, loyalty or unauthorized disclosure or use of PVN’s or third parties intellectual properties, (c) self-dealing, embezzlement or misappropriation of the PVN’s property or serious damage to the PVN’s property which is intentionally caused, (d) gross negligence or misconduct, (e) criminal behavior as determined by a court of law, except as for traffic violations, or other offences which do not require mens rea.

4.3	Termination of this Agreement as stated above is without liability for any claims or payments beyond those earned or accrued in the course of the Services hereunder; and the Company and PVN hereby waives any and all such claims. Without derogating from the generality of the aforementioned, termination of this Agreement will not entitle either Party to any compensation.

4.4	Upon termination of this Agreement, the Company and Dov shall immediately return to PVN each and every asset in its possession or control which belongs, or has been entrusted, to the Company and/or Dov, including, without limitation, all materials of any kind (whether in written or electronic form, computer files or otherwise) concerning the PVN’s Proprietary Information (as such term is defined in Appendix B) and all copies thereof, and the Company or Dov shall not retain any copies of such materials in whatever form and on whatever media.

4.5	The provisions of Sections 1.8-1.12, 2.5, 4.3, 4.4 and 5.1 through 5.6 of this Agreement shall remain valid and binding regardless the termination of this Agreement, and will survive such termination.

4.6	Failing to fulfill Articles 1.5, 1.16, 2.1 will be considered as a material breach

5.	General Provisions

5.1	This Agreement forms the complete and exclusive agreement between the Parties as to its subject matter; and it cancels any prior verbal or written agreement related thereto. Any change to this Agreement requires a duly signed document.

5.2	PVN shall be entitled to assign its rights and/or obligations under this Agreement, in whole or in part, to any third party without the need to obtain the consent of the Company, provided only that the Company’s rights are not materially prejudiced by such assignment.

5.3	The failure or delay of either Party to require the performance of any term under this Agreement, or the waiver by either Party of any breach under this Agreement, shall not prevent subsequent enforcement of such terms, nor be deemed a waiver of any subsequent or prolonged breach.

5.4	Any notice sent by one Party to the other by registered mail will be deemed to have been received on the 5th business day after the day of mailing. Electronic messages will be deemed to have been received on the business day following the day of transmission, hand delivery shall be deemed to have been received upon delivery.

5.5	This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument, with the same effect as if the signatures thereto were upon the saine instrument. The exchange of signature pages (in counterparts or otherwise) by electronic transmission in electronic files or by facsimile copies shall have the same legal effect as the exchange of signed originals and shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

5.6	This Agreement is exclusively governed by the laws of the State of Israel, as they apply to agreements made and to be performed in Israel, without regard to “choice of law” provisions. The courts of Israel (in the city of Haifa) will have exclusive jurisdiction over all claims arising out of or relating to this Agreement, and each Party hereby consents and submits to such exclusive jurisdiction. However, in matters involving a breach or infringement of intellectual property rights, PVN shall be entitled to bring action against the Company in any other competent court. Judgements, verdicts and decrees of any of the aforesaid courts shall be enforceable against either Party in any country.

THE COMPANY CONFIRMS THAT IT IS FAMILIAR WITH THE ENGLISH LANGUAGE AND DOES NOT REQUIRE TRANSLATION OF THIS AGREEMENT TO ANY OTHER LANGUAGE. THE COMPANY FURTHER CONFIRMS THAT IT HAS BEEN ADVISED BY PVN THAT IT MAY CONSULT AN ATTORNEY BEFORE EXECUTING THIS AGREEMENT AND THAT IT HAS BEEN AFFORDED AN OPPORTUNITY TO DO SO.

[Signature page to follow]

[Signature Page of the Consultancy Agreement]

And in Witness hereof the Parties sign and execute this Agreement

/s/ Fernando de la Vega	/s/ Dov Farkash
P.V. Nano Cell Ltd. (PVN)	Exoro Ltd (Company)

By: Fernando de la Vega	Dov Farkash

Confirmations:

We, the undersigned, being the Principle and Representatives of the Company pursuant to the above Agreement, hereby confirm and undertake towards PVN that we will personally comply with the undertakings and representations of the Company as detailed in this Agreement including its annexes.

/s/ Dov Farkash
Dov Farkash

We, the undersigned, being the authorized Representatives of PVN pursuant to the above Agreement, hereby confirm and undertake towards the Company that we will personally comply with the undertakings and representations of PVN as detailed in this Agreement including its annexes.

/s/ Fernando de la Vega
PVN CEO

Appendix A

Services and scope:

1.	Dov Farkash will be nominated as a Board member and the Active Chairman of the Board of Directors effective as of the Effective Date.

2.	Dov will focus on the Company’s go to market strategy and finding the best 2-3 applications for the Company’s product that will secure revenue streams, he will by no means mange the Company or intervene in the day to day functions of the Company.

3.	Dov will be committed to 3 business days a week performance, on average, some of which will be performed at the Company’s place of business and some of which will be done by travel.

Active Chairman Fee:

1.	The compensation for these Services is set at NIS 40,000 + VAT per month against a tax invoice.

2.	A budget of up to $10,000 per month will be allocated for expense reimbursement for business travel overseas and locally, to be submitted on a monthly basis not later than the 5th of each month with all supporting receipts against an invoice, all in accordance with the tax regulations and the following guidelines:

a.	Travel overseas:

i.	Flight Rate in an economy status.

ii.	Hotels limited to a max of $300 per night.

iii.	Per diem will be in accordance with the tax regulation, in case board was provided by PVN, per diem will not be provided.

b.	Travel in Israel:

i.	Paid tolls (i.e. ‘kvish 6’ etc.).

ii.	Millage expense in accordance with the tax regulation requirement.

3.	For the period of March-April 2020 in which Dov started to work with PVN prior to the closure of this Agreement, a lump sum of NIS 20,000 + VAT will be paid to the Company in 2 monthly installments against a tax invoice.

Options:

A grant of stock options with be provided to reflect 0.5% of total equity, all in accordance with the compensation plan of PVN for directors. Exercise price will be the same price as per last grant authorized in the compensation committee on January 7, 2020. Vesting will be first year cliff and thereafter in accordance with the standard of PVN’s Option Plan, In the event the engagement is set via Dov’s wholly owned Company (Exoro ltd.) the grant of options will be subject to section 3i and not section 102 of the tax ordinance, unless otherwise provided approval form the tax authorities to grant options under section 102 despite working with a wholly owned company.

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Appendix B

SECRECY, INTELLECTUAL PROPERTY AND NON-COMPETE UNDERTAKINGS

In consideration of the disclosure by PVN to the Company of information relating to the Services and the remuneration as set out in Section 2 of the Agreement, the Company hereby agrees as follows:

1.	In this Appendix B, the term “PVN” shall mean PV Nano Cell and any of the PVN’s present or future subsidiaries in which PVN is a shareholder, directly or indirectly, and the PVN’s affiliates, as currently exist and as may exist in the future.

2.	The term “Proprietary Information” means any and all confidential and/or proprietary knowledge, data or information of PVN or of any third party which is disclosed to Company or which it otherwise obtains or generates as a result of the Services (including the implications, results and applications of the Services and any knowhow, intellectual property and other rights relating to the results of the Services), including without limitation technical, business, marketing, financial, administrative, management and commercial information related to PVN, its products, current or prospective, knowhow, technology, trade secrets, software, copyright, process, commercial relations, actual and potential clients and suppliers, business or other plans, and any other information of a proprietary or confidential nature. Without derogating from the generality of the above said, information which by nature is deemed to be proprietary and non-public information and any information discussed and presented at any meeting of PVN in which the Company attended shall also be recognized as Proprietary Information.

3.	The term “Proprietary Information” does not include information (i) which is, at the date of signature hereof or thereafter, enters the public domain, through no act or omission by the Company or anyone on its behalf, (ii) information which was known to Company prior to its disclosure (in the case of information disclosed by PVN) or prior to its generation (in the case of Proprietary Information generated by Company), as evidenced by its written records at the time of disclosure or generation (as applicable), (iii) information developed independently by Company without use of or reference to the Proprietary Information, as demonstrated by documentary evidence, (iv) information received by Company at any time from other sources that were legally entitled to receive and transfer such information without any obligation of confidentiality to PVN.

4.	Proprietary Information and any part thereof are recognized by Company as being confidential and the exclusive and sole property of PVN.

5.	The Company undertakes to maintain the confidentiality of the Proprietary Information, not to disclose or make available to any third party any of the Proprietary Information nor to make any use or enable others to make any use thereof other than for purposes of the Services, without the express prior written approval of PVN.

If required by law, Company may disclose Proprietary Information to a governmental authority or by order of a court of competent jurisdiction, provided that (a) unless restricted by such authority, Company shall immediately notify PVN and take reasonable steps to assist PVN in contesting such request, requirement or order or otherwise protecting PVN’s rights and (b) Company shall limit the scope of such disclosure only to such portion of the Proprietary Information that it is legally required to disclose.

The confidentiality and non-use obligations contained herein will remain valid and binding regardless of the termination of the Agreement and shall survive for a period of seven (7) years from the date of termination of this Agreement, and with respect to technological and technical information of PVN including trade secrets, the post termination period of compliance shall remain until said information comes into the public domain through no fault of the Company or anyone on its behalf.

6.	The term “Proprietary Rights” shall mean all inventions, discoveries, ideas, know-how, works of authorship and confidential information, including copyrights, patents and patent applications, trade secrets, trademarks, service marks, design marks, any registrations or applications relating to any of the foregoing.

Inventions, if any, patented or unpatented, made by Company prior to the date of this Agreement are excluded from the scope of this Agreement.

Company hereby assigns and agrees to assign in the future (when any such inventions or Proprietary Rights are first reduced to practice or first fixed in a tangible medium, as applicable) to PVN all its rights, title and interest in and to any and all Proprietary Rights whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or generated by Company, either alone or jointly with others, in the performance of the Services for PVN. Inventions assigned to PVN, or to a third party as directed by PVN pursuant to this Section 6, are hereinafter referred to as “PVN Inventions.”

The Company acknowledge that all original works of authorship which are made by Company (solely or jointly with others) in the performance of the Services for PVN and which are protectable by copyright are “works made for hire” and are the property of PVN pursuant to applicable copyright law. Any assignment of copyright hereunder (and any ownership of a copyright as a work made for hire) includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights” (collectively “Moral Rights”). To the extent such Moral Rights cannot be assigned under applicable law and to the extent the following is allowed by the laws in the various countries where Moral Rights exist, the Company hereby waives such Moral Rights and consents to any action of PVN that would violate such Moral Rights in the absence of such consent including the right to prevent changes in such works and/or to be named in its name.

Company will assist PVN in every proper way to obtain, and from time to time enforce, any patent rights relating to PVN Inventions in any and all countries, at PVN’s expense. To that end Company will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as PVN may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such patent rights and the assignment thereof. In addition, Company will execute, verify and deliver such assignments of such patent rights to PVN or its designee as PVN may reasonably request. PVN shall compensate the Company at a reasonable rate for the time actually spent by Company at PVN’s request on such assistance. Company’s obligation to assist PVN with respect to patent rights relating to such PVN Inventions in any and all countries shall continue beyond the termination of this Agreement.

The Company hereby agrees that it shall not be entitled to any additional compensation for the assignments described in this Section 6 above beyond the consideration set forth in the Agreement. The Company acknowledges and agrees that it will not be entitled to additional royalties, consideration or other payments with regard to any of the Proprietary Rights assigned to PVN as set forth above, and does hereby explicitly, irrevocably and unconditionally waives the right to receive any such additional royalties, consideration or other payments.

7.	The Company shall not use any third party’s intellectual property, materials, documents, other resources or confidential information in the performance of the Services.

8.	The Company shall report to PVN’s BoD during the period of the Agreement of any intention to provide services which create conflict of interest between Company’s other business interests and its position as a consultant in PVN. Within ten (10) business days from such notification, PVN shall inform the Company whether it wishes to continue with the terms of the Agreement or, at its sole discretion, terminate it with immediate effect.

9.	Without prejudice to the generality of the foregoing, the Company agrees that during the period of this Agreement plus a “freeze period” (as defined below), the Company will not, directly or indirectly, for its own account or for the account of others (including without limitation as a stockholder, director, officer, employee/employer, investor, partner, consultant, sole proprietor or independent contractor), do or participate or assist or allow to do any of the following:

(a)	Directly compete or assist others to compete with the business of PVN;

(b)	Request or advise any past, present or future business associate of PVN to decrease or cancel their business with PVN;

(c)	Cause any employee or consultant of PVN to terminate his relations with PVN or to work for the Company or for any party associated with the Company.

The “Freeze Period” shall be equal in length to the service period hereunder, but in any case, not shorter than 6 months and not longer than 12 months.

The Parties confirm that during the provision of the Services hereunder, the Company will be exposed to confidential Proprietary Information of PVN; and that any activity as forbidden under subsections (a), (b) and (c) above is bound to breach the right of PVN to the exclusive use of such Proprietary Information; and therefore, the Parties agree that the freeze period is intended to ensure such rights of PVN.

10.	Upon termination of the Agreement, the Company shall immediately return to PVN and delete from its network all materials of any kind (whether in written or electronic form, computer files or otherwise) concerning the Proprietary Information, including all copies thereof, and it shall not retain any copies of such materials and shall erase such from all of his files and records in any format.

And in Witness hereof the Parties sign and execute this Schedule 2

/s/ Fernando de la Vega	/s/ Dov Farkash
PVN	Exoro Ltd (Company)

P.V. Nano Cell Ltd.

By: Fernando de la Vega	Dov Farkash

Confirmation:

We, the undersigned, being the Principle and Representatives of the Company pursuant to the above Agreement, hereby confirm and undertake towards PVN that we will personally comply with the undertakings and representations of the Company as detailed in this Schedule 2, Secrecy, Intellectual Property And Non-Compete Undertakings.

/s/ Dov Farkash
Dov Farkash